UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11–K

(Mark One):

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

          EXCHANGE ACT OF 1934

          For the plan year ended December 31, 2000

OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____ to _____

Commission file number 001 – 14097

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER–SUNDSTRAND LaSALLE FACTORY

 EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer–Danfoss Inc.

2800 East 13th Street

Ames, IA 50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

        1.     Financial Statements:

                        Report of Independent Auditors, KPMG LLP

                        Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

                        Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31,

                         2000 and 1999

                        Notes to Financial Statements

                Supplemental Schedules:

                        Schedule of Assets Held for Investment Purposes as of December 31, 2000

2.     Exhibits:

                        Consent of KPMG LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 26, 2001

                                                                             ; SAUER–SUNDSTRAND LaSALLE FACTORY

                                                                               EMPLOYEE SAVINGS PLAN

                                                                                   By:  Sauer–Danfoss (US) Company

                                                                                             Plan Administrator

                                                                                    By:   Kenneth D. McCuskey

                                                                                            Kenneth D. McCuskey

                                                                                              Vice President

SAUER–SUNDSTRAND LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2000 and 1999

(With Independent Auditors’ Report Thereon)

Table of Contents

Page

Independent Auditors’Report

1

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

2

Notes to Financial Statements

3

Schedule

1     Schedule H Line 4i – Schedule of Assets Held for Investment Purposes

6

Independent Auditors’ Report

Employee Benefit Committee
Sauer–Sundstrand LaSalle
Factory Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer–Sundstrand LaSalle Factory Employee Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer–Sundstrand LaSalle Factory Employee Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 3, 2001

SAUER SUNDSTRAND LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
	2000	1999
Assets: investments (note 3)	$4,825,770	4,302,939
Liabilities
Net assets available for benefits	$4,825,770	4,302,939
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2000 and 1999
	2000	1999
Additions to net assets attributed to:
Contributions:
Employees	$574,201	531,662
Employers	18,880	10,038
Rollovers	60,679
Change in fair value of investments (note 3)	(188,415)	139,789
Investment income (note 3)	231,645	224,004
Total additions	696,990	905,493
Deductions from net assets attributed to:
Benefits paid	161,739	101,102
Fees	10,414	3,470
Premiums	5,430	8,532
Total deductions	177,583	113,104
Transfers from other plans, net	3,424	2,262
Net increase in net assets available for benefits	522,831	794,651
Net assets available for benefits:
Beginning of year	4,302,939	3,508,288
End of year	$4,825,770	4,302,939
See accompanying notes to financial statements.

SAUER–SUNDSTRAND LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(1)     Description of the Plan

The following description of Sauer–Sundstrand LaSalle Factory Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer–Danfoss (US) Company (the Company) at its LaSalle, Illinois manufacturing facility whose employment is within the unit covered by the collective bargaining agreement between the Company and Local Union No. 285 of International Union, United Automobile, Aerospace and Agricultural Implement Workers of America. Persons employed on a part–time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

Trustee

Institutional Trust Company has been designated as Trustee of the Plan.

Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $10,500 and $10,000 in 2000 and 1999, respectively, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Employer contributions consist of a non–elective 2% contribution and an additional maximum contribution of 2% at a rate of .5% for each one percent of employee contribution.

Participant Accounts

Participants have the option to invest contributions in the following funds: IRT Stable Value Fund, INVESCO Select Income Fund, INVESCO Total Return Fund, IRT 500 Index Fund, AIM Blue Chip Fund, INVESCO Small Company Growth Fund, IRT International Equity Fund, Fidelity Equity Income Fund, INVESCO Dynamics Fund, and common stock of Sauer–Danfoss Inc, the Company’s parent. Participant accounts are credited for contributions and allocations of Plan earnings. Plan earnings are allocated to participants based upon their relative percentages of each fund’s investment account balance. In addition, participants may elect to invest in a life insurance fund which purchases coverage for them and their families. Assets invested in participant life insurance coverage are excluded from Plan assets.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $262,075 and $190,492 at December 31, 2000 and 1999, respectively, are included in investments. Interest rates on the loans ranged from 0% to 11% at December 31, 2000 and from 0% to 10.25% at December 31, 1999.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan’s assets and liabilities consist of the assets and liabilities of the Sauer–Sundstrand LaSalle Factory Employee Savings Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

Federal Income Taxes

The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the Trust established by the Plan is tax–exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Continued qualification of the Plan will depend on the operation of the Plan in compliance with the Internal Revenue Code.

(3) The Trust

Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value, as determined by the Trustee.

The fair values of investments of the Trust at December 31, 2000 and 1999 were as follows:
	2000	1999
IRT Stable Value Fund	$2,079,425	2,065,013
INVESCO Select Income Fund	15,210	2,120
INVESCO Total Return Fund	326,434	333,233
IRT 500 Index Fund	144,530	159,656
Fidelity Equity Income Fund	792,813	700,352
AIM Blue Chip Fund	615,670	654,873
INVESCO Dynamics Fund	249,952
INVESCO Small Company Growth Fund	219,610	125,918
IRT International Equity Fund	81,207	71,282
Sauer Danfoss Inc. common stock *	37,854
Cash	990
Participants loans	262,075	190,492
	$4,825,770	4,302,939

Investment income for 2000 and 1999 was as follows:
	2000	1999
Interest	$21,486	10,750
Dividends	210,159	213,254
Net realized and unrealized appreciation
(depreciation):
INVESCO Select Income Fund	(322)	(1,489)
INVESCO Total Return Fund	(29,141)	(28,728)
IRT 500 Index Fund	(14,413)	25,664
Fidelity Equity Income Fund	1,757	(21,805)
AIM Blue Chip Fund	(63,281)	126,386
INVESCO Dynamics Fund	(38,867)
INVESCO Small Company Growth Fund	(39,761)	23,808
IRT International Equity Fund	(8,582)	15,620
Sauer Danfoss Inc. common stock *	4,195
IDF Small Company Fund		333
	$43,230	363,793

*Party–in–interest of the Plan.

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

			Schedule 1
SAUER SUNDSTRAND LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Schedule H Line 4i Schedules of Assets Held for Investment Purposes
December 31, 2000
Identity of party and			Current
description of investment	Units	Cost	value
IRT Stable Value Fund	2,079,424.59	$2,079,425	2,079,425
INVESCO Select Income Fund	2,564.99	15,483	15,210
INVESCO Total Return Fund	12,350.90	353,423	326,434
IRT 500 Index Fund	4,562.20	146,457	144,530
Fidelity Equity Income Fund	14,838.35	740,184	792,813
AIM Blue Chip Fund	39,065.34	521,501	615,670
INVESCO Dynamics Fund	10,515.44	288,046	249,952
INVESCO Small Company Growth Fund	14,306.84	247,367	219,610
IRT International Equity Fund	3,881.78	73,077	81,207
Sauer Danfoss Inc. common stock *	4,321.58	36,085	37,854
Cash	N/A	990	990
Participant loans interest rates ranged from 0% to 11%	N/A		262,075
		$4,502,038	4,825,770
*Party in interest
See accompanying independent auditors report.

Exhibit 23

Independent Auditors’ Consent

Employee Benefit Committee Sauer–Sundstrand
La Salle Factory Employee Savings Plan
Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333 – 93745 on Form S – 8 of Sauer–Danfoss Inc. (f/k/a Sauer Inc.) of our report dated May 3, 2001, relating to the statements of net assets available for benefits of the Sauer–Sundstrand La Salle Factory Employee Savings Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes as of December 31, 2000, which appears in the December 31, 2000, Annual Report on Form 11–K of the Sauer–Sundstrand LaSalle Factory Employee Savings Plan.

KPMG LLP

Des Moines, Iowa

June 26, 2001